Exhibit 21.1

List of Subsidiaries of Roundy’s, Inc.

Name	Jurisdiction of Incorporation
Roundy’s Acquisition Corp.	Delaware
Roundy’s Supermarkets, Inc.	Wisconsin
Badger Assurance Ltd.	Bermuda
I.T.A., Inc.	Wisconsin
Jondex Corp.	Wisconsin
RBF, LLC	Wisconsin
Kee Trans, Inc.	Wisconsin
Mega Marts, LLC	Wisconsin
Shop-Rite, LLC	Wisconsin
Ultra Mart Foods, LLC	Wisconsin
Roundy’s Illinois, LLC	Wisconsin
IRP, LLC	Wisconsin